Exhibit 99.2

Email Message

To:	WSI Stock Option & SSAR Program Participants
From:	Howard Lester
Date:	Thursday, April 24, 2008
Subject:	Exchange Program Proposal

The following message is being sent to all associates who participate in WSI’s stock option and SSAR programs.

Dear Associate,

Our long term incentive program has always had the goal of rewarding you over time for your commitment and contribution to our Company’s growth and success. However, due to a significant change in the macro economic environment over the last several years, which has dramatically affected our Company’s stock price, that objective has not been met. As part of our effort to reach this goal, our Board of Directors has authorized, subject to shareholder approval, a one-time equity award exchange program. If approved by our shareholders, the exchange program would permit our eligible associates, if they choose, to exchange certain outstanding “underwater” stock options and stock-settled stock appreciation rights for a lesser number of restricted stock units.

Today, we filed our preliminary proxy statement with the Securities and Exchange Commission, including the exchange program, proposal for shareholder approval. Shareholders will vote on this proposal at our Annual Meeting of Shareholders, currently scheduled for June 11, 2008. It is important to note that the exchange program may only take place if it is approved by our shareholders, and there is no guarantee we will go forward with the program, even if it is approved. If our shareholders do not approve the exchange program, eligible awards will remain in effect in accordance with their existing terms. If we do implement the exchange program, it will start within 12 months of its approval.

A copy of the preliminary proxy statement is available at www.sec.gov. Due to legal requirements and the complexity of this exchange program, we are unable to provide any further information at this time other than what is included in the preliminary proxy statement. Please direct all questions regarding the exchange program to one of the following people only:

Laurel Pies	x8537
Linda Lewis	x8698
David King	x8478
Seth Jaffe	x8682

We believe that this exchange program, if it goes forward, will enhance our long term incentive program and provide you with choices to select the best long term incentive that is meaningful to you.

Thank you,

Howard Lester

Chairman of the Board & CEO

Williams-Sonoma, Inc.

Note: At the time the exchange program begins, we will provide option holders who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the program. Persons who are eligible to participate in the exchange program should read these written materials carefully when they become available because they will contain important information about the program. We will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon its commencement. Our shareholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge at www.sec.gov. Eligible holders of the Company’s options and SSARs may obtain a written copy of the tender offer documents, when available, by contacting Laurel Pies, Director of Compensation and Retirement Plans, at Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, CA 94109.